SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation

Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

(Amendment No. 4)

3PAR INC.

(Name of Subject Company)

3PAR INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

88580F109

(CUSIP Number of Class of Securities)

Alastair A. Short

Vice President and General Counsel

3PAR Inc.

4209 Technology Drive

Fremont, California 94538

(510) 413-5999

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

With copies to:

Robert P. Latta, Esq. Robert F. Kornegay, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Michael S. Ringler, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation One Market Street Spear Tower, Suite 3300 San Francisco, California 94105 (415) 947-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on August 23, 2010, as amended by Amendment No. 1 thereto filed with the SEC on August 24, 2010, as amended by Amendment No. 2 thereto filed with the SEC on August 26, 2010, and as amended by Amendment No. 3 thereto filed with the SEC on August 27, 2010 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”) by 3PAR Inc., a Delaware corporation (the “Company”), relating to the tender offer by Dell Trinity Holdings Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Dell Inc., a Delaware corporation (“Parent” or “Dell”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as may be amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Dell with the SEC on August 23, 2010, as amended by Amendment No. 1 thereto filed with the SEC on August 26, 2010 and Amendment No. 2 thereto filed with the SEC on August 27, 2010, and pursuant to which Purchaser is offering to purchase all outstanding shares of the common stock, $0.001 par value per share, of 3PAR (the “Shares”) at a price of $27.00 per Share, net to the seller in cash (the “Offer Price”), without interest, less certain applicable taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 23, 2010 (the “Offer to Purchase”), as amended and supplemented by the Amended and Restated Amendment and Supplement to the Offer to Purchase dated August 27, 2010 (the “Amended and Restated Supplement”), and the related original (blue) Letter of Transmittal that accompanied the Offer to Purchase or the related revised (green) Letter of Transmittal enclosed with the Amended and Restated Supplement (either, the “Letter of Transmittal” and, together with the Offer to Purchase and the Amended and Restated Supplement, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer to Purchase, the Amended and Restated Supplement, the related original (blue) Letter of Transmittal and the related revised (green) Letter of Transmittal are filed as Exhibits (a)(1)(A), (a)(1)(K), (a)(1)(B), and (a)(1)(L) to the Schedule 14D-9, respectively. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 4 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 4 is being filed to reflect certain updates as reflected below.

Item 1.	Subject Company Information.

The section captioned “Securities” under Item 1 is hereby amended and restated as follows:

Securities. This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule” or “Statement”) relates to the common stock, $0.001 par value per share, of 3PAR (the “Shares” or the “Common Stock”). As of the close of business on August 24, 2010, there were (i) 63,128,839 Shares issued and outstanding, including 656 Shares of Company Restricted Stock Awards (as defined below), (ii) 11,688,764 Shares reserved for future issuance under the Company Stock Plans (as defined in the Merger Agreement), (iii) 2,897,105 Shares reserved for future issuance under 3PAR’s employee stock purchase plan, (iv) 10,602,970 Shares issuable upon or otherwise deliverable in connection with the exercise of outstanding stock options and (v) 1,123,294 Shares subject to RSUs (as defined below).

Item 2.	Identity and Background of Filing Person.

The first paragraph in the section captioned “Tender Offer and Merger” under Item 2 is hereby amended and restated as follows:

Tender Offer and Merger. This Statement relates to the tender offer by Dell Trinity Holdings Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Dell Inc., a Delaware corporation (“Parent” or “Dell”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”), filed by Purchaser and Dell with the Securities and Exchange Commission (the “SEC”) on August 23, 2010, and pursuant to which Purchaser is offering to purchase all outstanding Shares at a price of $27.00 per Share, net to the seller in cash (such amount, or any higher amount per Share that may be paid pursuant to the Offer, the “Offer Price”), without interest, less certain applicable taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 23, 2010, as amended (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer to Purchase and Letter of Transmittal are being mailed with this Statement and are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

Item 3.	Past Contracts, Transactions, Negotiations and Agreements.

The section captioned “Consideration for Shares” under Item 3(a) is hereby amended and restated as follows:

Consideration for Shares. If 3PAR’s directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the other stockholders of 3PAR. As of August 24, 2010, 3PAR’s directors and executive officers (and affiliates and affiliated investment entities) owned 22,277,019 Shares in the aggregate (excluding Unvested Company Options (as defined below), Vested Company Options (as defined below) and Company RSUs (as defined below)). If the directors and executive officers (and affiliates and affiliated investment entities) were to tender all of their Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, the directors and executive officers would receive an aggregate of approximately $601,479,513 in cash. The beneficial ownership of each director and executive officer is further described in the Information Statement under the heading “Security Ownership of Certain Beneficial Owners and Management.”

The section captioned “Consideration for Options” under Item 3(a) is hereby amended and restated as follows:

Consideration for Options: As of August 24, 2010, 3PAR’s directors and executive officers held options to purchase 4,645,076 Shares in the aggregate, of which 2,651,691 were vested and exercisable as of that date, with exercise prices ranging from $0.28 to $14.00 and an aggregate weighted average exercise price of $7.26 per Share. Pursuant to, and as further described in, the Merger Agreement, any options to purchase shares of Common Stock that, immediately prior to the Closing Date (as defined in the Merger Agreement), are outstanding and unvested (“Unvested Company Options”) will be assumed by Dell in connection with the transactions contemplated by the Merger Agreement, but no later than the Effective Time (each an “Assumed Option”). Each Assumed Option shall, except as otherwise agreed to by Dell and the holder of the Assumed Option, be subject to the same terms and conditions as applied to the related Unvested Company Options immediately prior to the Effective Time, including the applicable vesting schedule, except that (i) the number of shares of Dell common stock (“Dell Common Stock”) subject to each Assumed Option will be determined by multiplying the number of shares of Common Stock subject to such Assumed Option as of immediately prior to the Effective Time by a fraction with a numerator equal to the Merger Consideration (as defined in the Merger Agreement) of $27.00 and a denominator equal to the volume weighted average per share closing price of Dell Common Stock for the 10 trading days immediately preceding (but not including) the date on which the Effective Time occurs on the New York Stock Exchange, rounded to four decimal places (such fraction the “Incentive Award Exchange Ratio”), with the resulting number rounded down to the nearest whole share, and (ii) the per share exercise price of the Dell Common Stock issuable upon the exercise of each Assumed Option shall be equal to the quotient determined by dividing the exercise price per share of Common Stock as of immediately prior to the Effective Time by the Incentive Award Exchange Ratio, with the resulting price per share rounded up to the nearest whole cent.

Dell will not assume any options to purchase shares of Common Stock that, immediately prior to the Closing Date, are outstanding and vested (each a “Vested Company Option” and together, the “Vested Company Options”). Immediately prior to the Effective Time, (i) each Vested Company Option that remains outstanding as of immediately prior to the Effective Time shall be cancelled and terminated as of the Effective Time and (ii) in consideration of such cancellation and termination, each holder of each such Vested Company Option shall be paid by 3PAR at or promptly after the Effective Time, subject to any required tax withholding, an amount in cash (without interest), if any, equal to the product obtained by multiplying (x) the aggregate number of shares of Common Stock that were issuable upon exercise of such Vested Company Option immediately prior to the Effective Time, and (y) $27.00, less the per share exercise price of such Vested Company Option.

With respect to Company Options (as defined in the Merger Agreement), a portion of which are vested and a portion of which are unvested, the vested portion of such option will be treated as a separate Vested Company Option and the unvested portion as a separate Unvested Company Option.

The section captioned “Consideration for Restricted Stock Units” under Item 3(a) is hereby amended and restated as follows:

Consideration for Restricted Stock Units: As of August 24, 2010, 3PAR’s executive officers held outstanding Company restricted stock units (“RSUs”) covering 670,000 Shares in the aggregate (3PAR’s directors do not hold any RSUs). Pursuant to, and as further described in, the Merger Agreement, each Company RSU that, immediately prior to the Closing Date is outstanding and unvested (each, an “Unvested Company RSU” and together, the “Unvested Company RSUs”) will be assumed by Dell in connection with the transactions contemplated by this Agreement, no later than the Effective Time (the “Assumed RSUs”). The number of shares of Dell Common Stock subject to each award of Assumed RSUs will be determined by multiplying the number of shares of Common Stock subject to each award of Unvested Company RSUs as of immediately prior to the Effective Time by the Incentive Award Exchange Ratio (with the resulting number rounded down to the nearest whole share). Each such award of Assumed RSUs otherwise will, except as otherwise agreed to by Dell and a holder of such Assumed RSUs, be subject to the same terms and conditions as applied to the related award of Unvested Company RSUs immediately prior to the Effective Time, including the vesting schedule applicable thereto.

The section captioned “Potential Payments upon a Termination In Connection with a Change of Control” under Item 3(b) is hereby amended and restated as follows:

The following table sets forth the approximate payments and/or benefits that would be owed to each of 3PAR’s executive officers upon a qualifying termination of employment in connection with the Offer, assuming that the Offer is completed at the Offer Price of $27.00 per share of Common Stock and the termination of employment took place on August 24, 2010.

Name	Benefit Type	Payment Upon the Appointment Time	Payment in the Case of a Qualifying Termination
David C. Scott	Cash Payment (1)	—	$2,490,000
	Value of Continued Employee Benefits (2)	—	$20,502
	Value of Equity Award Acceleration (3)	—	$9,628,430
	Excise Tax Gross-Up Payment (4)		$1,000,000
	Total Value:	—	$13,138,932

Adriel G. Lares	Cash Payment (1)	—	$270,000
	Value of Continued Employee Benefits (5)	—	$6,768
	Value of Equity Award Acceleration (3)	—	$4,167,775
	Total Value:	—	$4,444,543

Jeffrey A. Price	Severance (6)	—	$137,500
	Value of Continued Employee Benefits (5)	—	$26,996
	Value of Equity Award Acceleration (3)	—	$3,556,978.32
	Total Value:	—	$3,721,474.32

Ashok Singhal	Severance (6)	—	$137,500
	Value of Continued Employee Benefits (5)	—	$680
	Value of Equity Award Acceleration (3)	—	$3,603,777.26
	Total Value:	—	$3,741,957.26

Peter Slocum	Severance (6)	—	$132,500
	Value of Continued Employee Benefits (5)	—	$26,947
	Value of Equity Award Acceleration (3)	—	$4,102,800
	Total Value:	—	$4,262,247

Randall J. Weigel	Severance (6)	—	$125,000
	Value of Continued Employee Benefits (5)	—	$20,627
	Value of Equity Award Acceleration (3)	—	$4,472,937.50
	Total Value:	—	$4,618,564.50

Russell Walther	Severance (6)	—	$135,000
	Value of Continued Employee Benefits (5)	—	$20,436
	Value of Equity Award Acceleration (3)	—	$4,096,800
	Total Value:	—	$4,252,236

Craig S. Nunes	Severance (6)	—	$120,000
	Value of Continued Employee Benefits (5)	—	$20,613
	Value of Equity Award Acceleration (3)	—	$3,189,125
	Total Value:	—	$3,329,738

Name	Benefit Type	Payment Upon the Appointment Time	Payment in the Case of a Qualifying Termination
Stephen F. Crimi	Severance (6)	—	$125,000
	Value of Continued Employee Benefits (5)	—	$20,613
	Value of Equity Award Acceleration (3)	—	$2,928,750
	Total Value:	—	$3,074,363

Randall T. Gast	Severance (6)	—	$132,500
	Value of Continued Employee Benefits (3)	—	$20,627
	Value of Equity Award Acceleration (4)	—	$2,708,200
	Total Value:	—	$2,861,327

Alastair A. Short	Cash Payment (1)	—	$520,000
	Value of Continued Employee Benefits (5)	—	$20,642
	Value of Equity Award Acceleration (3)	—	$3,297,600
	Total Value:	—	$3,838,242

Jeannette Robinson	Cash Payment (1)	—	$220,000
	Value of Continued Employee Benefits (5)	—	$14,233
	Value of Equity Award Acceleration (3)	—	$2,958,750
	Total Value:	—	$3,192,983

(1)	Represents payment of the transition cash award, as outlined and described above.
(2)	Includes 3PAR-paid health, dental, vision, and life insurance coverage for a period of 12 months, as outlined and described above.
(3)	Represents the value of equity awards that would accelerate upon a qualifying termination following the expiration of the Offer, as outlined and described above.
(4)	Represents the maximum additional payments to which Mr. Scott could be entitled pursuant to the Scott Agreement to compensate for excise taxes that would be due pursuant to Code Section 280G as a result of Mr. Scott’s change of control benefits equaling or exceeding 3.59 times his “base amount” as defined in Code Section 280G, as outlined and described above.
(5)	Includes 3PAR-paid health, dental, vision, long-term disability and life insurance coverage for a period of 12 months, as outlined and described above.
(6)	Represents severance payments pursuant to the individual’s Management Retention Agreement.

Item 4.	The Solicitation or Recommendation.

The section captioned “Background” under Item 4 is hereby amended and supplemented by the addition of the following paragraphs at the end of such section:

On August 27, 2010, HP announced a revised, unsolicited proposal to acquire 3PAR for $30.00 per share in cash pursuant to a tender offer followed by a merger. Mr. Humphries called Mr. Scott to inform him that he would be sending a letter to Mr. Scott immediately thereafter reflecting the revised acquisition proposal. Mr. Humphries’ letter indicated that HP’s revised acquisition proposal had been approved by the board of directors of HP. Mr. Humphries’ letter also enclosed a proposed merger agreement between HP and 3PAR and related tender and voting agreement, reflecting the revised acquisition proposal. The enclosed merger agreement, which was executed on behalf of HP and its merger subsidiary, was substantially the same as the merger agreement between 3PAR and Dell except that it did not contain any termination or other break-up fee provisions. Mr. Humphries’ letter also stipulated that, in order to accept HP’s agreement, 3PAR must, prior to 9:30 a.m. eastern time on Thursday, September 2, 2010, (1) terminate 3PAR’s Merger Agreement with Dell and pay Dell the termination fee contemplated by such Merger Agreement (as amended by Amendment No. 1) and (2) deliver to HP the enclosed merger agreement and tender and voting agreement countersigned by all parties other than HP and its merger subsidiary.

In accordance with the Merger Agreement, 3PAR informed Dell that it had received HP’s August 27th acquisition proposal promptly following receipt thereof, and enclosed a copy of Mr. Humphries’ letter and the enclosed merger agreement and tender and voting agreement.

On August 27, 2010, the 3PAR board of directors held a meeting to discuss, consider and obtain advice regarding HP’s August 27th acquisition proposal. During the meeting, representatives of Qatalyst and Wilson Sonsini reviewed the terms of HP’s August 27th acquisition proposal, the terms of 3PAR’s Merger Agreement with Dell addressing unsolicited acquisition proposals and 3PAR’s contractual rights and fiduciary duties to respond to HP’s acquisition proposal. After further review and discussion, the 3PAR board of directors determined (after consultation with Qatalyst and Wilson Sonsini), (i) that HP’s August 27th acquisition proposal constitutes a “Superior Proposal” (as that term is defined in the Merger Agreement), (ii) to notify Dell that, subject to the terms of 3PAR’s Merger Agreement with Dell, 3PAR intends to participate and engage in discussions and negotiations with HP, and furnish HP with non-public information relating to 3PAR and access to the business, properties, assets, books, records and personnel of 3PAR and its subsidiaries, at least 24 hours from the delivery of such notice, and (iii) to notify Dell that, subject to the terms of 3PAR’s Merger Agreement with Dell, 3PAR intends to terminate its Merger Agreement with Dell, immediately following the expiration of the three business day period contemplated by, and the satisfaction of the other conditions set forth in, 3PAR’s Merger Agreement with Dell, in order to enter into the merger agreement with HP on the terms set forth in HP’s August 27th acquisition proposal. After the board meeting, 3PAR formally notified Dell of these determinations, thereby commencing the three-business day match right period contemplated by 3PAR’s merger agreement with Dell. Later on August 27, 2010, 3PAR issued a press release announcing the board’s determinations, a copy of which is filed herewith as Exhibit (a)(5)(F) and incorporated herein by reference.

The terms of 3PAR’s Merger Agreement with Dell require the 3PAR board of directors to continue to recommend that 3PAR stockholders accept the Offer by Dell, and tender their Shares pursuant to Dell’s Offer, so long as the Merger Agreement with Dell remains in effect. Accordingly, at this time, since the Merger Agreement with Dell remains in effect, the board of directors of 3PAR continues to unanimously recommend that 3PAR stockholders accept the Offer by Dell and tender their Shares pursuant to Dell’s Offer.

The sections captioned “Change in Recommendation; Fiduciary Termination Right” and “Termination Fee” under Item 4(c) are hereby amended to replace all references of “$53.5 million” to “$72 million”.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following as new paragraphs:

Litigation. On August 26, 2010, a purported class complaint was filed in the Superior Court of the State of California, County of Alameda, against 3PAR and all of the current members of 3PAR’s Board of Directors. The complaint names Dell as a defendant as well. The plaintiff, Steamfitters Local 449 Pension Fund, claims to be a stockholder of 3PAR and seeks to represent a class consisting of all public stockholders of 3PAR. Among other things, the complaint, captioned Steamfitters Local 449 Pension Fund v. 3PAR Inc., et al., Case No. RG10533399, generally alleges that the members of 3PAR’s board of directors breached their fiduciary duties by failing to maximize shareholder value in negotiating and approving the proposed transaction with Dell, and further alleges that 3PAR and Dell aided and abetted these alleged breaches of fiduciary duties. The complaint seeks class certification and to preliminarily and permanently enjoin the proposed transaction with Dell.

Annex I

The third paragraph of Annex I is hereby amended and restated as follows:

Pursuant to the Merger Agreement, on August 23, 2010, Purchaser commenced a cash tender offer to purchase all outstanding Shares at a price of $27.00 per Share, in cash without interest, but less certain applicable taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 23, 2010 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the Securities and Exchange Commission (the “SEC”) on August 23, 2010. The Offer is scheduled to expire at 12:00 Midnight, New York City time, on Monday, September 20, 2010 (unless the Offer is extended), at which time, if all conditions to the Offer have been satisfied or waived, the Purchaser will purchase all Shares validly tendered pursuant to the Offer and not withdrawn. Following the successful completion of the Offer, upon approval by a stockholder vote, if required, Purchaser will be merged with and into the Company (the “Merger”). The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9 to which this Information Statement is attached as Annex I, which Schedule 14D-9 was filed by the Company with the SEC on August 23, 2010, and which is being mailed to stockholders of the Company along with this Information Statement.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description

(a)(1)(K)	Amended and Restated Amendment and Supplement to the Offer to Purchase, dated August 27, 2010 (incorporated by reference to Exhibit (a)(1)(K) to Amendment No. 2 to the Schedule TO filed with the SEC by Dell Trinity Holdings Corp. and Dell Inc. on August 27, 2010).

(a)(1)(L)	Form of Revised Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(L) to Amendment No. 2 to the Schedule TO filed with the SEC by Dell Trinity Holdings Corp. and Dell Inc. on August 27, 2010).

(a)(1)(M)	Form of Revised Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(M) to Amendment No. 2 to the Schedule TO filed with the SEC by Dell Trinity Holdings Corp. and Dell Inc. on August 27, 2010).

(a)(1)(N)	Form of Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(N) to Amendment No. 2 to the Schedule TO filed with the SEC by Dell Trinity Holdings Corp. and Dell Inc. on August 27, 2010).

(a)(1)(O)	Form of Revised Letter to Clients (incorporated by reference to Exhibit (a)(1)(O) to Amendment No. 2 to the Schedule TO filed with the SEC by Dell Trinity Holdings Corp. and Dell Inc. on August 27, 2010).

(a)(5)(F)	Press Release issued by 3PAR Inc. on August 27, 2010.*

*	Filed herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

3PAR INC.

By:	/S/ DAVID C. SCOTT
David C. Scott
President and Chief Executive Officer

Dated: August 30, 2010

INDEX TO EXHIBITS

The following exhibits are filed herewith:

Exhibit Number	Description

(a)(1)(K)	Amended and Restated Amendment and Supplement to the Offer to Purchase, dated August 27, 2010 (incorporated by reference to Exhibit (a)(1)(K) to Amendment No. 2 to the Schedule TO filed with the SEC by Dell Trinity Holdings Corp. and Dell Inc. on August 27, 2010).

(a)(1)(L)	Form of Revised Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(L) to Amendment No. 2 to the Schedule TO filed with the SEC by Dell Trinity Holdings Corp. and Dell Inc. on August 27, 2010).

(a)(1)(M)	Form of Revised Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(M) to Amendment No. 2 to the Schedule TO filed with the SEC by Dell Trinity Holdings Corp. and Dell Inc. on August 27, 2010).

(a)(1)(N)	Form of Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(N) to Amendment No. 2 to the Schedule TO filed with the SEC by Dell Trinity Holdings Corp. and Dell Inc. on August 27, 2010).

(a)(1)(O)	Form of Revised Letter to Clients (incorporated by reference to Exhibit (a)(1)(O) to Amendment No. 2 to the Schedule TO filed with the SEC by Dell Trinity Holdings Corp. and Dell Inc. on August 27, 2010).

(a)(5)(F)	Press Release issued by 3PAR Inc. on August 27, 2010.*

*	Filed herewith.